First Quarter Report

March 31, 2008

Augusta Resource Corporation

Fellow Shareholders,

Augusta Resource Corporation (“Augusta” or the “Company”) and its wholly owned subsidiary, Rosemont Copper Company (“Rosemont”), was pleased to progress on a number of initiatives related to permitting, exploration and construction at the Rosemont Copper project near Tucson, Arizona in the first quarter of 2008.

At the corporate level, the Company started off the year with the appointment of Rod Pace as Vice-President, Operations. Mr. Pace is a highly regarded operator and project developer with the requisite skills and experience necessary to help build, commission and run the Rosemont mine. He successfully led the start up of six mining operations between 1999 and 2005, resulting in substantial revenue and margin increases in his previous role as Vice-President of North American Operations of Washington Group International. He has a Bachelor of Science in Mining Engineering from the Colorado School of Mines, with a Minor in Mineral Economics. Mr. Pace is now working to assemble an operating team as we work to complete the engineering, procurement and permitting milestones needed to commence construction.

Other corporate activities included the completion of the transaction with Ivana Ventures Inc. (“Ivana”) respecting the sale of Augusta’s interest in the Mt. Hamilton, Shell and Monte Cristo properties in Nevada. The Company had entered into a Letter of Intent with Ivana in May 2007, and after completing a definitive sale agreement in November 2007 and receiving regulatory approval, the transaction closed on February 29, 2008.

Furthermore, Augusta’s 12,997,600 outstanding warrants priced at C$4.10 per share expired unexercised on March 17, 2008. The Company now has 88,590,061 outstanding common shares and a total of 94,825,061 on a fully diluted basis with the addition of the 6,235,000 outstanding employee stock options. Minimization of shareholder dilution is a fundamental strategy as the Company continues to advance project financing for the Rosemont Copper project.

Rosemont Copper Project Update

Permitting Activities
Rosemont added a key member to its development team by appointing Kathy Arnold as Director of Environmental and Regulatory Affairs early in the first quarter of 2008. Ms. Arnold is a registered professional engineer in environmental engineering with nearly 20 years of experience in the mining industry. She worked previously as the Senior Environmental Engineer for consulting firms Tetra Tech Inc. and Vector Arizona, and prior to that with mining company ASARCO. She has Bachelor’s degrees in computer science, mathematics, and mineral process engineering, and a Master’s degree in project and engineering management from the Montana College of Mineral Science & Technology.

The National Environmental Policy Act (“NEPA”) process was officially launched later in the quarter when both the United States Forest Service (“USFS”) and the Bureau of Land Management (“BLM”) made determinations of completeness regarding Rosemont’s Mine Plan of Operations (“MPO”). The MPO was deemed sufficient to initiate the process for preparing an Environmental Impact Statement (“EIS”) under federal law. The activities relating to permitting that have been recently completed are summarized below:

  Rosemont entered into a Memorandum of Understanding with the USFS on the nature and schedule of EIS work, and completed a collection agreement with USFS and BLM to reimburse agency costs for their oversight and participation in the NEPA review.

  SWCA Environmental Consultants, one of the region’s largest environmental consulting companies based in Arizona, was selected by the USFS as a third-party contractor to assist in completing the EIS. An employee-owned firm, SWCA has 450 staff based in 22 offices across the United States providing cultural and natural resource planning for both the public and private sectors.

  The USFS conducted a total of six public scoping meetings to gather comments from the surrounding communities, and approved the drilling of hydrology and geotechnical data gathering boreholes to provide information for the EIS.

Augusta Resource Corporation	2

  In keeping with community commitments to maintain traditional land uses, Rosemont acquired the Singing Valley Ranch, off Highway 83 near Greaterville, Arizona, as the permanent headquarters for livestock operations on the Rosemont Ranch. The 30,000-acre ranch provides a buffer zone around the Rosemont mining district and will continue as a predominant land use during and following mining operations.

  Rosemont acquired a 20-acre Sanrita East property as an additional water supply site, and agreed to acquire a 20-acre Sanrita South property as a potential recharge water management site and/or as a well field site. Both properties are located over the large alluvial aquifer to the west of the proposed mine site.

  Rosemont received notification from the Arizona Department Water Resources (“ADWR”) that its 20- year permit for mine water supply was approved. ADWR also confirmed the importation and storage of 15,000 acre-feet of water within the Tucson Active Management Area during 2007. The Company continues on schedule to store an additional 15,000 acre-feet of water in 2008 and through March 31 had added 4,483 acre-feet.

Actions expected in the second quarter of this year include Rosemont approval to enter into a Well Protection Agreement with surrounding well owners near the Sanrita properties, located approximately 15 miles west of the Rosemont mine site, which will facilitate a detailed hydrology study of the area.

Exploration Update

Early in the second quarter the Company announced the initial drill results from Phase I of the exploration program at Rosemont. The assay results were from five holes drilled in an area of what was previously designated as waste in the current feasibility study pit design. The below table summarizes these results and also includes grades from a sixth hole drilled earlier for geotechnical information:

Drill Hole	From (feet)	To (feet)	Interval (feet)	Interval (meters)	%Cu	%Mo	Opt Ag
1 (Vert)	0	615	615	187.4	0.42	0.008	NA
2 (Vert)	15	184	169	51.5	1.06	NA	NA
3 (Angle)	260	755	495	150.9	0.63	0.005	0.11
4 (Angle)	0	120	120	35.6	0.19	NA	NA
4 (Angle)	410	515	105	32.0	0.27	0.001	0.10
4 (Angle)	620	665	45	13.7	0.28	0.010	0.10
5 (Angle)	330	800	470	143.3	0.39	0.006	0.06
6 (Vert)	0	235	235	71.6	0.32	NA	NA

The Company is very encouraged by these drill results, as they confirm the exploration target concept and may lead quickly to an expansion of the present in-pit reserves as well as to the discovery of additional resources beyond the pit. These holes complete the initial phase of an exploration program targeting a previously unrecognized faulted extension of the main Rosemont deposit. The in-pit portion of this target is located immediately west of the main Rosemont deposit. This new zone consists of the original western edge of the Rosemont deposit that has been faulted and displaced to the north and not previously drilled.

The Phase 1 exploration program has focused on verifying an updated geological model based on recent geophysical surveys and mapping. With the receipt of these positive results, Phase 2 of the program will now focus on infill drilling to accomplish the definition of an expanded mineral resource and mineral reserve update by Q4 2008. The objective of the program is to increase the existing reserve including the conversion of current in-pit waste to mineral reserve. The net effect should be to reduce the stripping ratio of the presently designed feasibility pit.

The same faulted extension is also the subject of an exploration drilling program located north of the present pit design to test the down-dip extension of mineralization mined historically in the Narrangansett area. Mineralization in this area is hosted by the Abrigo and Martin carbonate rock units proven to be highly favorable hosts of high-grade mineralization elsewhere in Arizona. The target beneath Narrangansett is deep, high-grade mineralization amenable to underground mining.

Augusta Resource Corporation	3

Construction Progress

Also in April, Rosemont awarded a couple of contracts related to construction. The first was a letter of award for approximately US$42 million with ABB Switzerland Ltd. (“ABB”) for the supply of three gearless mill drives. These drives will be installed on the Polysius supplied mills ordered in December 2007. ABB’s scope of supply includes a 16 MW gearless mill drive system for a 36' diameter SAG mill and two 16MW gearless mill drive systems for 26' diameter ball mills. The second award was a $56 million engineering, procurement and construction management (“EPCM”) contract to M3 Engineering & Technology Corporation (“M3”) for the development and construction of Rosemont. M3 completed the bankable feasibility study for Rosemont in August 2007, so the Company was pleased to be able to move forward with M3 to commence design engineering.

Rosemont also continued to build its development team, announcing the appointment of Fermin Samorano as Mine Manager early in the second quarter. Mr. Samorano is a professional mining engineer and seasoned operator with both domestic and international experience in large-scale open pit mining operations. He joins Rosemont from Corriente Resources where he served as the Project Manager for the Mirador Project in Ecuador. Mr. Samorano is a native of Tucson, where he started his career in supervisory roles at various Arizona copper mines before working as the Senior Mining Operations Manager for Washington Group International at different operations in Venezuela and Nevada.

In addition, Rosemont hired Buck Andrews as Controller, and Scott Walston as Purchasing and Supply Manager. Mr. Andrews is a Certified Information Systems Auditor (CISA) with senior financial experience in the mining industry working as Chief Financial Officer for Queenstake Resources and PolyMet Mining. He started his career with Cyprus Mining and spent 12 years progressively moving up from a Senior Accountant to the Manager of Internal Audit. Mr. Walston is a Certified Purchasing Manager from the Institute of Supply Chain Management and also holds a Bachelor of Business/ISCOM from the University of Phoenix. He was formerly the Senior Procurement Specialist with CH2M Hill Energy Services and Operations in Alaska, and prior to that worked as the Materials Coordinator for ASRC Energy Services, Peak Oilfield Service Company, and Coldweather Contractors.

It is clear from the progress achieved in the first quarter that Augusta is on track to meet the objectives we established at the start of the year. Our growing team is continuing work on public scoping meetings and looks forward to submitting all state and federal permit applications as we work with the USFS to prepare a draft EIS. In addition, we are working to finalize the silver-backed financing agreement with Silver Wheaton and identify the remaining financial components for the Rosemont Copper project. In addition, we have commenced design engineering with our EPCM partners, and will continue to secure more orders for long-lead time equipment. In concert with these main objectives, we will carry on with our exploration work on the Rosemont property to expand the current open pit reserve and define new resources.

For further details please refer to our Financial Statements and Management Discussion and Analysis.

On behalf of the Board,

/S/ Gil Clausen

Gil Clausen
President & Chief Executive Officer	May 5, 2008

Augusta Resource Corporation	4

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
As at March 31, 2008 and December 31, 2007

		March 31	December 31
	Notes	2008	2007
ASSETS

CURRENT
Cash and cash equivalents		$15,780,440	$25,586,997
Accounts receivable	(5),(9)	1,430,350	530,066
Prepaid expenses		235,268	82,882
Assets of discontinued operations	(3)	-	6,884,516
		17,446,058	33,084,461

CAPITAL ASSETS	(4)	9,515,422	4,566,078

OTHER ASSETS	(5)	3,176,002	-

MINERAL PROPERTIES AND
DEFERRED DEVELOPMENT	(6)
Land and mineral properties		30,129,849	28,798,566
Deferred development		29,489,058	28,247,858
		59,618,907	57,046,424

		$89,756,389	$94,696,963

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	(9)	$671,597	$1,981,702
Current portion of notes and advances	(7)	565,159	397,824
Liabilities of discontinued operations	(3)	-	1,801,788
		1,236,756	4,181,314

LONG-TERM
Notes, advances and other	(7)	1,394,484	1,831,921
		2,631,240	6,013,235

SHAREHOLDERS' EQUITY

Share capital	(8)	111,299,546	103,581,579
Contributed surplus	(8)	8,141,347	15,375,095
Deficit		(32,315,744)	(30,272,946)
		87,125,149	88,683,728
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY		$89,756,389	$94,696,963

Commitments (Note 11)

On Behalf of the Board of Directors

/S/ Richard W. Warke	/S/ Gil Clausen
Richard W. Warke – Director	Gil Clausen - Director

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	5

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(UNAUDITED)
For the Three Month Period Ended March 31, 2008 and 2007

		Three months ending March 31
	Notes	2008	2007

EXPENSES
Salaries,benefits and bonuses		$869,693	$378,864
Exploration expense		534,716	-
Stock based compensation	(8[d])	484,019	447,070
Other expenses (net)		169,342	60,707
Accounting and audit		151,500	35,000
Travel		130,766	47,576
Consulting and communication		126,743	37,981
Filing and regulatory		113,396	72,503
Recruitment fees		76,804	-
Office and sundry		53,258	9,787
Rent		41,539	11,310
Investor relations		41,068	40,788
Legal fees		27,580	96,433
Director's Fees		23,181	11,047
Insurance		18,704	113,378
Memberships and conferences		18,597	85
Amortization		15,315	4,585
Fiscal and advisory services		1,521	4,012
Loss from operations		(2,897,742)	(1,371,126)
Interest and other income	(3)	536,351	68,006
Foreign exchange gain		371,837	17,416
Interest and finance charges		(53,244)	(4,276)

LOSS FROM CONTINUING OPERATIONS		(2,042,798)	(1,289,980)
Loss from discontinued operations, net of tax		-	(250,904)

NET LOSS AND COMPREHENSIVE LOSS		(2,042,798)	(1,540,884)
Deficit, beginning of the period		(30,272,946)	(22,268,110)

DEFICIT, END OF PERIOD		$(32,315,744)	$(23,808,994)

BASIC & DILUTED LOSS PER SHARE
Continuing operations		$(0.023)	$(0.018)
Discontinued operations		$-	$(0.003)
Net loss		$(0.023)	$(0.021)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING		88,585,404	72,749,067

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	6

AUGUSTA RESOURCE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
For the Three Month Period Ended March 31, 2008 and 2007

		Three Months Ened March 31,
	Notes	2008	2007

NET INFLOW (OUTFLOW) OF CASH RELATED TO
THE FOLLOWING:

OPERATING
Loss from continuing operations		$(2,042,798)	$(1,289,980)
Items not affecting cash:
Stock based compensation	(7[d])	484,019	447,070
Amortization		15,315	4,585
Foreign exchange gain		(371,837)	(17,416)
Other income		(270,743)	-
		(2,186,044)	(855,741)
Net changes in non-cash working capital items:
Accounts receivable		(133,530)	93,853
Prepaids		(155,297)	14,412
Accounts payable & accrued liabilities		(484,005)	234
Net cash flows used in operating activities		(2,958,876)	(747,242)

FINANCING
Options exercise received		200	-
Repayment of notes and advances	(7[c])	(556,931)	-
Net cash flows used in financing activities		(556,731)	-

INVESTING
Proceeds from sale of discontinued operations	(3)	1,603,875	-
Investment in mineral properties, net of related payables	(6)	(1,334,189)	(1,161,709)
Deferred development , net of related payables	(6)	(1,912,479)	(2,829,595)
Investment in fixed assets	(4)	(4,964,659)	(483,063)
Net cash flows used in investing activities		(6,607,452)	(4,474,367)

Net cashflows used in discontinued operations	(3)	-	(771,282)

Effects of exchange rate change on cash &
cash equivalents in U.S. dollars		316,502	(6,673)

NET CASH OUTFLOW		(9,806,557)	(5,999,564)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		25,586,997	9,650,980
CASH AND CASH EQUIVALENTS, END OF PERIOD		$15,780,440	$3,651,416

SUPPLEMENTAL INFORMATION
Interest Paid		$153,037	$-
Interest Received		$50,895	$356,098
Non-cash transactions:
Asset and warrants received on disposition of discontinued
operation		$4,081,215	$-

See accompanying Notes to the Consolidated Financial Statements

Augusta Resource Corporation	7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2008

1.	BASIS OF PRESENTATION

The accompanying interim consolidated financial statements of Augusta Resource Corporation (the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly do not include all disclosures required for annual financial statements.

These interim consolidated financial statements follow the same significant accounting policies and methods of application as the Company’s annual consolidated financial statements for the year ended December 31, 2007 (the “Annual Financial Statements”). The interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for interim periods are not necessarily indicative of the result that may be expected for the full fiscal year ending December 31, 2008.

2.	CHANGE IN ACCOUNTING POLICIES

The Company adopted the provisions in the Canadian Institute of Chartered Accountants Handbook 3031 – Inventories, and 3862 & 3863 – Financial Instruments – Disclosure and Presentation on January 1, 2008, which addresses the accounting treatment for inventories and the classification, recognition and measurement of financial instruments in the financial statements. Other than additional footnote disclosures (note 10), the adoption of these sections had no impact on the Company’s financial statements.

In addition to the above noted accounting policies, on the January 1, 2008 the Company also adopted the Canadian Institute of Chartered Accountants Handbook Sections 1535 – Capital Disclosures. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

Similar to other companies in the development stage, the Company is in discussions with certain parties to provide funding which will enable the Company to execute its business plan. With the completion of the bankable feasibility study (“FS”) in August 2007 and the current permitting process the Company is in, we will require additional funds through completion of the record of decision regarding the MPO/EIS and through mine and mill construction. The FS estimated the capital cost of the mill and mining equipment and all related construction costs at US$782 million. Funding for the project could come from a number of sources and include bank project financing, and capital market financing (including debt and equity). The Company has already signed a binding letter agreement with Silver Wheaton Corp. for the forward sale of silver produced at the Rosemont Mine (45% of the payable silver) which will provide US$165 million (and up to US$320 million should Augusta subsequently elect to sell 90% of payable silver) conditional on certain events including the completion of permitting and debt financing. During 2008 the Company’s financing objective is to identify the source from which it will obtain the balance of capital required to complete the project.

Augusta Resource Corporation	8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2008

2.	CHANGE IN ACCOUNTING POLICIES (continued)

There are no externally imposed capital requirements. In the management of capital, the Company includes the components of shareholders’ equity, loans payable and current liabilities as well as the cash and cash equivalents. The Company manages the capital structure and makes adjustments to it depending on economic conditions and the rate of anticipated expenditures. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditures budgets that are updated as necessary depending on various factors. The annual and updated budgets are approved by the board of directors.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through July 2008 and is currently in discussions to arrange sufficient capital to advance the project.

3.	DISCONTINUED OPERATIONS

On May 1, 2007, the Company entered into a Letter of Intent (“LOI”) with Ivana Ventures Inc. (“Ivana”) respecting the sale of the Company’s wholly owned subsidiary DHI Minerals Ltd. (“DHI Minerals), a British Columbia corporation, and its wholly owned subsidiary, DHI Minerals (U.S.) Ltd., a Nevada corporation, which holds the Mount Hamilton, Shell and Monte Cristo properties. Following the completion of a definitive sale agreement in November 2007, the Company reclassified the consolidated results of DHI Minerals to discontinued operations. As at December 31, 2007, included in current assets (net of the impairment recorded at year end), is $6,884,516 related to discontinued operations and included in current liabilities is $1,801,788 related to discontinued operations. On February 29, 2008, with final regulatory approvals received, the transaction with Ivana closed.

In accordance with the definitive agreement the consideration for the sale is US$6,625,000 in cash, and warrants exercisable to purchase up to 3,000,000 shares of Ivana for eighteen months after closing at the price of $0.50 per share. The cash portion of the purchase price is payable in installments over five years, with US$1,625,000 ($1,603,875) paid on closing and an additional US$1,000,000 payable each 12 months thereafter. The shares of the subsidiaries will be pledged to the Company as its sole recourse for non-payment of any portion of the purchasing price.

Based on the net book value of the discontinued operations and the actual Canadian dollar proceeds, a gain on disposal of $411,563 was recognized in the first quarter of 2008.

Augusta Resource Corporation	9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2008

4.	CAPITAL ASSETS

		March 31, 2008		December 31, 2007
		Accumulated			Accumulated
	Cost	Amortization	Net Book Value	Cost	Amortization	Net Book Value

Deposits on mill equipment (1)	$4,402,409	$-	$4,402,409	$-	$-	$-
Land	2,760,107	-	2,760,107	2,749,506	-	2,749,506
Water rights (2)	2,071,172	-	2,071,172	1,566,400	-	1,566,400
Buildings	127,326	12,733	114,593	127,326	9,549	117,777
Furniture and equipment	107,960	17,686	90,274	87,522	12,411	75,111
Computer software	60,243	22,611	37,632	46,442	18,475	27,967
Computer hardware	57,355	18,120	39,235	44,717	15,400	29,317

	$9,586,572	$71,150	$9,515,422	$4,621,913	$55,835	$4,566,078

(1) The Company has entered into an agreement to purchase a SAG and two ball mills. Total payments required to be paid under the contract total approximately US$29 million. To March 31, 2008 $4.4 million has been placed on deposit (note 11).

(2) Water rights payments relate primarily to the purchase of water from Central Arizona Project (“CAP”), water delivered from CAP is pumped into the local aquifer providing access to the resource at a later date. The Company has received tradable water storage certificates for this water inventory.

5.	OTHER ASSETS

	March 31,	December 31,
	2008	2007

Long term receivable	$3,495,793	$-
Long term investment -warrants	585,422	-
	4,081,215	-
Less: Current portion	(905,213)
Total other assets	$3,176,002	$-

In consideration of the sale of the Company’s interest in the Mount Hamilton, Shell and Monte Cristo properties (note 3), the Company will receive US$5,000,000 payable in installments over five years. The fair value of the future compensation, discounted at an annual interest rate of 15%, totaled $3,495,793. The first payment of US$1,000,000 (with a net present value of $905,213) is due February 28, 2009. In addition to the cash purchase, the Company received warrants exercisable to purchase up to 3,000,000 share of Ivana for eighteen months after closing at a price of $0.50 per share. As at March 31, 2008 the fair value of the warrants is $585,422 and was determined using the Black-Scholes option-pricing model using the following assumptions: expected life 1.4 years; annualized volatility 113%, a risk free rate of 2.83% and no dividends.

Augusta Resource Corporation	10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2008

6.	MINERAL PROPERTIES AND DEFERRED DEVELOPMENT

	Mineral Properties Cost		Deferred Development Expenses
	March 31	December 31	March 31	December 31
Mineral Properties and Deferred Development	2008	2007	2008	2007
Rosemont,Sanrita and Dawson properties	$30,129,849	$28,798,566	$29,489,058	$28,247,858

Mineral properties:	2008	2007
Balance, beginning of period	$28,798,566	$25,017,429
Acquisition costs (1)	1,331,283	3,781,137
Balance, March 31, 2008 and December 31, 2007	30,129,849	28,798,566

Deferred development:
Balance, beginning of period	28,247,858	15,471,679
Work program expenditures (2)	1,241,200	12,776,179
Balance, March 31, 2008 and December 31, 2007	29,489,058	28,247,858

Total Mineral Properties and Deferred Development	$59,618,907	$57,046,424

(1)

In early March 2008 the Company entered into a contract for the purchase of land to be used for the location of water well fields and pump stations. The contract, which is conditional upon certain events, required the payment of a non-refundable deposit of US$100,000 and upon closing will require the payment of an additional US$489,000. Closing will occur 25 days after both: (1) title of the property being established to the Company's satisfaction and (2) legal physical access to the property, acceptable to the Company is granted. If either of the above 2 conditions are not met the Company can elect not to proceed with the purchase.

(2)	Includes geological, engineering and environmental work programs designed to advance the development of the mineral properties.

7.	LONG TERM NOTES AND ADVANCES

	March 31	December 31
	2008	2007

Notes and advances	$32,488	$32,488
Long term notes	1,927,155	2,197,257
	1,959,643	2,229,745
Less: Current portion	(565,159)	(397,824)
Total long term notes and advances	$1,394,484	$1,831,921

On February 20, 2007 the Company entered into an agreement for the purchase of a 53-acre parcel of land located 15 kilometers south of Tucson. The property will be used for a water-well field, pump station, and as a possible water recharge location. The purchase agreement required an immediate cash payment of US$988,031 ($1,149,969) as well as the assumption of a promissory note, bearing interest at 8%, for US$2,223,720 ($2,601,308). The promissory note, which is secured by a trust deed on the property, requires 5 equal payments for principal and interest of US$556,945 on the February 20 anniversary date. On February 20, 2008 the first payment of $556,931 (US$556,945) was made. At March 31, 2008 the Canadian equivalent obligation was $1,927,155 of which $541,871 is current. Other notes and advances do not provide for specific terms of repayment and are unsecured.

Augusta Resource Corporation	11

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2008

8.	SHARE CAPITAL

	(a)	Authorized:	Unlimited number of common shares without par value.

	(b)	Issued:	Changes in the Company’s share capital were as follows:

	Number of
	Shares	Amount
Common shares, Balance at December 31, 2006	72,749,067	$60,332,348
Issued for cash	10,719,827	37,519,394
Issued for warrants exercised	5,045,000	5,692,632
Issued for options exercised	74,167	37,205
Common shares, Balance at December 31, 2007	88,588,061	$103,581,579
Value of warrants expired	-	7,717,667
Issued for options exercised	2,000	300
Common shares, Balance at March 31, 2008	88,590,061	$111,299,546

(c)	Private Placement

On June 19, 2007 the Company closed a non-brokered private placement of 10,719,827 common shares at $3.50 per share for total gross proceeds of $37,519,394. Sumitomo Corporation and Sumitomo Corporation of America subscribed for the placement of 7,600,000 common shares and two funds managed by US private investment firm Harbinger Capital Partners subscribed for 3,119,827 common shares.

(d)	Options

The Company has a stock option plan providing for the issuance of options that shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company as at the date of grant of the options. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company or any of its subsidiaries. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option being the last per share closing price of common shares on the Toronto Stock Exchange before the date of grant. The options vest ratably over periods of up to three/four years and may expire within 5 years but no later than 10 years from the date of grant as determined by the Board of Directors.

Augusta Resource Corporation	12

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2008

8.	SHARE CAPITAL (continued)

	(d)	Options (continued)

On March 31, 2008, certain directors and officers of the Company held 5,647,500 stock options, and certain employees of the Company held 587,500 stock options to purchase common shares of the Company. The following table summarizes the status of the Company’s stock option plans as at March 31, 2008:

	2008
		Average
	Number of Shares	Exercise Price
Outstanding at beginning of year	5,887,000	$1.89
Granted	350,000	$3.84
Exercised	(2,000)	$0.10
Outstanding at end of period	6,235,000	$2.00

Options exercisable at March 31, 2008	3,122,491	$1.80

The fair value of stock compensation was determined using the Black-Scholes option- pricing model. Under this method the expected term assumption takes into consideration assumed rates of employee turnover as well as expectations of when options would be exercised and represents the estimated average length of time stock options remain outstanding before they are exercised or forfeited. The expected volatility assumptions have been developed using the historical Canadian dollar share price. The risk-free rate is based on the Bank of Canada rate for zero interest bonds in effect at the time of the grant that corresponds to the expected term of the option.

	2008	2007
Valuation assumptions
Expected term (years)	3	3
Expected volatility	66%	67 - 69%
Weighted average volatility	66%	69%
Expected dividend yield	-	-
Risk-free interest rate	3.17 - 4.09%	3.58 - 3.93%
Weighted average risk-free rate	3.73%	3.86%

Augusta Resource Corporation	13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2008

8.	SHARE CAPITAL (continued)

	(d)	Options (continued)

The following table summarizes the status of the Company’s stock option plan as at March 31, 2008:

	Options Outstanding and Exercisable

		Weighted
		Average	Weighted		Weighted
	Number	Remaining	Average	Number	Average
Exercise	Outstanding at	Contractual	Exercise	Exercisable at	Exercise
Prices	March 31, 2008	Life	Prices	March 31, 2008	Prices
$0.10	100,000	1.6 Years	$0.10	100,000	$0.10
$2.05	450,000	2.0 Years	$2.05	450,000	$2.05
$1.96	125,000	2.0 Years	$1.96	125,000	$1.96
$2.30	100,000	2.1 Years	$2.30	100,000	$2.30
$1.56	2,035,000	2.4 Years	$1.56	1,142,500	$1.56
$1.55	150,000	2.5 Years	$1.55	150,000	$1.55
$2.07	816,000	3.0 Years	$2.07	271,998	$2.07
$2.20	539,000	3.1 Years	$2.20	313,000	$2.20
$1.78	335,000	3.3 Years	$1.78	108,333	$1.78
$1.90	50,000	3.4 Years	$1.90	16,667	$1.90
$2.12	1,035,000	3.9 Years	$2.12	344,993	$2.12
$3.61	150,000	4.7 Years	$3.61	-	$3.61
$4.10	200,000	4.8 Years	$4.10	-	$4.10
$3.50	150,000	4.9 Years	$3.50	-	$3.50
	6,235,000	3.1 Years	$2.00	3,122,491	$1.80

(e)	Warrants

The following table summarizes information about warrants outstanding at March 31, 2008. Each warrant is exercisable into one common share.

			Outstanding at
			December 31,				Outstanding at
Currency	Exercise Price	Expiry Dates	2007	Issued	Exercised	Expired	March 31, 2008

CDN	$4.10	March 17, 2008	12,997,600	-	-	12,997,600	-
			12,997,600	-	-	12,997,600	-

Augusta Resource Corporation	14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2008

8.	SHARE CAPITAL (continued)

	(f)	Contributed Surplus

On March 31, 2008, the contributed surplus was as follows:

2008
Balance - Beginning of period	$15,375,095
Transfer to share capital value of warrants expired	(7,717,667)
Stock based compensation expense for the year	484,019
Transfer to share capital fair value of options exercised	(100)
Balance - End of period	$8,141,347

9.	RELATED PARTY TRANSACTIONS

At March 31, 2008, $320,204 of accounts receivable (December 31, 2007 - $195,674) is due from related companies, which share office space and certain common directors with the Company. Also, included in accounts receivable at March 31, 2008 is an amount of $78,883 (December 31, 2007 - $70,686) due from a company in which a director of the Company has a 25% interest. At March 31, 2008, $71,050 (December 31, 2007 - $64,000) is due to the Vice President Administration of the Company for accrued salaries.

All related party transactions are recorded at the exchange value.

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Categories of financial assets and liabilities

Under Canadian generally accepted accounting principles, financial instruments are classified into one of the following five categories: held-for-trading, held to maturity investments, loans and receivables, available-for-sale financial assets and other financial liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

	March 31	December 31
	2008	2007

Held for trading (1)	$15,780,440	$25,586,997
Loans and receivables (2)	4,606,352	530,066
Other financial liabilities (3)	2,631,240	4,211,447

(1)	Includes cash an cash equivalents.
(2)	Includes primarily relates to the Ivana receivable and warrants.
(3)	Includes accounts payable and accrued liabilities and long-term debt.

Augusta Resource Corporation	15

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2008

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The fair values of the Company’s financial instruments are not materially different from their carrying value.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks; market risk (including foreign exchange), credit risk and liquidity risk. Reflecting the current stage of development of the Company’s Rosemont Mine, the Company’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on the Company’s ability to execute its business plan.

Risk management is the responsibility of the corporate finance function. Material risks are identified and monitored and are discussed by senior management and with the audit committee of the board of directors.

Foreign exchange risk

The Company incurs expenditures in Canada and in the United States. The functional and reporting currency of the parent company is Canadian dollars. Foreign exchange risk arises because the amount of the US dollar cash and cash equivalent, receivable or payable will vary in Canadian dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in US dollars the Company has kept a significant portion of its cash and short-term investments in US dollars. The Company has not hedged its exposure to currency fluctuations.

At March 31, 2008, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars:

US$	March 31	December 31
	2008	2007

Held for trading (1)	$10,646,057	$6,237,530
Loans and receivables (2)	3,400,907	11,324
Other financial liabilities (3)	(2,154,664)	(3,572,851)
	$11,892,300	$2,676,003

(1)	Includes cash an cash equivalents.
(2)	Includes primarily relates to the Ivana receivable and warrants.
(3)	Includes accounts payable and accrued liabilities and long-term debt.

Augusta Resource Corporation	16

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2008

10.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Based on the above net exposures, as at March 31, 2008, a 10% change in the Canadian/US exchange rate will impact the Company’s earnings by approximately $1.2 million.

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s cash and cash equivalents are held through large Canadian financial institutions, short-term investments are either GIC’s or banker’s acceptances.

The loans and receivables relate primarily to Ivana and consist of a receivable (to be paid over 4 years) and warrants exercisable for the common shares Ivana through August 2009. in the event that Ivana does not make the required payments (note 5) Augusta can take back the common shares of DHI Minerals and DHI Minerals US or the properties in question.

Liquidity risk

Liquidity risk arises through excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents.

Based on current obligations the Company will require additional funding by early in the third quarter 2008 and is currently in discussions with a number of financial institutions and intermediaries regarding financing alternatives.

11.	COMMITMENTS

On December 19, 2007 the Company announced that it had signed an agreement valued at approximately US$29 million with Polysius Corp. (“Polysius”) for the purchase and delivery of a SAG and two ball mills needed for the construction of the Rosemont Copper mine. The payments are spread out over two and a half year period starting in January 2008. Payments required in 2008 total US$10.1 million, 2009 US$11.6 million and 2010 US$7.2 million.

Subsequent to March 31, 2008 the Company signed a letter Award with ABB Switzerland Ltd. (“ABB”) for the supply of three gearless mill drives (note 12). Payments required in 2008 total €2.7 million, 2009 - €11.0 million, 2010 - €13.6 million.

These equipment orders will help ensure that mine development and metal production occurs on a timely basis upon receipt of the record of decision.

Augusta Resource Corporation	17

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
MARCH 31, 2008

11.	COMMITMENTS (continued)

Other Commitments

The Company leases building premises recorded as operating leases. The terms of the leases extend through to June 30, 2009. The future minimum lease payments are as follows:

Year

2008	$77,060
2009	44,499
Total	$121,559

12.	SUBSEQUENT EVENTS

On April 8, 2008 the Company signed a Letter of Award for €27.3 million (approximately $42 million) with ABB for the supply of three gearless mill drives needed for the construction of the Rosemont Copper mine near Tucson, Arizona. These drives will be installed on the Polysius supplied mills ordered in December 2007. ABB’s scope of supply includes a 16 MW gearless mill drive system for a 36' diameter SAG mill and two 16 MW gearless mill drive systems for 26'diameter ball mills.

On April 17, 2008 the Company announced the awarding of a $56 million engineering, procurement and construction management contract to M3 Engineering & Technology Corporation (“M3”) for the development and construction of the Rosemont Copper mine. M3 completed the bankable feasibility study for Rosemont in August 2007, which was approved by the Company’s Board for development as a low cost open pit mine with a sulfide concentrator and SX/EW plant to treat sulfide and oxide mineral reserves. Expenditures related to this contract will be disbursed as the work is performed by M3 over an anticipated period commencing in the second quarter of 2008 and extending through the mine commissioning phase.

Further to the announcement on December 20, 2007, related to the signing of a binding letter agreement and term sheet with Silver Wheaton Corp. (“Silver Wheaton”) to sell between 45% and 90% of the payable silver produced by the Rosemont mine, on April 30, 2008 the Company announced that it had elected to sell 45% of the payable silver to be produced during the mine life. The upfront payment of US$165 million will be made to fund construction of the mine as milestones are achieved. Under the terms of the agreement, Augusta maintains the right to increase the saleable amount of silver, which is exercisable for up to three years from the execution of the definitive agreement.

The transaction is subject to (a) Augusta receiving all necessary permits to construct and operate a mine in accordance with Augusta’s 2007 Rosemont Feasibility Study, (b) Augusta having entered into committed arrangements for sufficient additional financing to construct and operate the mine, and (c) execution by the parties of definitive agreements on or before June 30, 2008, as well as receipt of any required regulatory approvals and third-party consents.

Augusta Resource Corporation	18

CORPORATE INFORMATION

HEAD OFFICE	#400 – 837 West Hastings Street
Vancouver, BC, Canada V6C 3N6

	Telephone:	(604) 687-1717
	Facsimile:	(604) 687-1715

Website: www.augustaresource.com
E-mail: info@augustaresource.com

DIRECTORS	Donald B. Clark
Gil Clausen
W. Durand Eppler
Christopher M.H. Jennings
Michael A. Steeves
Robert P. Wares
Richard W. Warke (Chairman)

OFFICERS	Gil Clausen ~ President & Chief Executive Officer
Bruce Nicol ~ Senior Vice President & Chief Financial Officer
Donald B. Clark ~ Vice President, Administration
Mike Clarke ~ Vice President, Exploration
Lance Newman ~ Vice President, Project Development
Rod Pace ~ Vice President, Operations
Raghunath Reddy ~ Vice President, Finance & Corporate Development
James Sturgess ~ Vice President, Sustainable Development
Purni Parikh ~ Corporate Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	#401 - 510 Burrard Street
	Vancouver, BC	V6C 3B9

AUDITORS	Ernst & Young, LLP
700 – West Georgia Street
	Vancouver, BC	V7Y 1C7

SOLICITORS	Fasken Martineau DuMoulin LLP
Suite 2900
550 Burrard Street
	Vancouver, BC	V6C 0A3

SHARES LISTED	Toronto Stock Exchange
American Stock Exchange
Trading Symbol ~ AZC
Frankfurt Stock Exchange
Trading Symbol – A5R

Augusta Resource Corporation	19